QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(6)

PHOENIX FA HOLDINGS ANNOUNCES COMMENCEMENT OF TENDER OFFER

        New York, N.Y., November 19, 2007—Phoenix FA Holdings, LLC, a Delaware limited liability company ("Phoenix") announced today that is has commenced its previously announced tender offer to acquire shares of Class A Common Stock of The Fairchild Corporation (NYSE: FA) ("Fairchild"). Phoenix intends to purchase up to 6,700,000 shares of Fairchild's Class A Common Stock, or up to approximately 30% of the outstanding shares of Class A Common Stock, at a price per share of $2.50. If fewer than 6,700,000 shares are properly tendered, Phoenix will purchase all shares that are properly tendered and not properly withdrawn, except that if less than 3,700,000 shares are properly tendered, Phoenix will not be obligated to purchase any shares. Specific instructions and a complete explanation of the terms and conditions of the tender offer will be in the offer to purchase and related materials being mailed to shareholders of record promptly upon commencement of the tender offer.

        Notwithstanding any other provision of the tender offer, Phoenix's obligation to accept for purchase, and to pay for, shares validly tendered pursuant to the tender offer is conditioned upon satisfaction or waiver of certain conditions as set forth in the offer to purchase; however, the tender offer is not conditioned upon any financing arrangements. Phoenix, in its sole discretion, may waive any of the conditions of the tender offer in whole or in part, at any time or from time to time. Phoenix may extend, amend or terminate the tender offer as set forth in the offer to purchase.

        Fairchild's stockholders are urged to evaluate carefully all information regarding the tender offer and to consult their own investment and tax advisors before making a decision as to whether to tender their shares and, if so, how many shares to tender.

        The tender offer is scheduled to expire at 5:00 p.m., Eastern time, on December 18, 2007, unless extended.

        This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of Fairchild's Class A Common Stock. The solicitation of offers to purchase Fairchild's Class A Common Stock and specific instructions with respect thereto will only be made pursuant to the offer to purchase and related materials. Fairchild's stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. Fairchild's stockholders will be able to obtain copies of the offer to purchase and related materials by calling the information agent, MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500, or by writing the information agent at 105 Madison Avenue, New York, New York 10016.

QuickLinks

  Exhibit (a)(6)
PHOENIX FA HOLDINGS ANNOUNCES COMMENCEMENT OF TENDER OFFER